Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 - 1000 FACSIMILE: (212) 403 - 2000

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN

MICHAEL H. BYOWITZ

PETER C. CANELLOS

DAVID M. EINHORN

KENNETH B. FORREST

THEODORE GEWERTZ

RICHARD D. KATCHER

MEYER G. KOPLOW

DOUGLAS K. MAYER

ROBERT B. MAZUR

MARSHALL L. MILLER

PHILIP MINDLIN

ROBERT M. MORGENTHAU

DAVID M. MURPHY

DAVID S. NEILL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

DAVID A. SCHWARTZ

MICHAEL W. SCHWARTZ

STEPHANIE J. SELIGMAN

ELLIOTT V. STEIN

WARREN R. STERN

PATRICIA A. VLAHAKIS

ANTE VUCIC

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ UMUT ERGUN KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG LAUREN M. KOFKE J. AUSTIN LYONS ALICIA C. McCARTHY S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

October 11, 2016

VIA HAND DELIVERY AND EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Varex Imaging Corporation

Registration Statement on Form 10-12B

Filed August 11, 2016

File No. 001-37860

Dear Ms. Ravitz:

On behalf of our client, Varex Imaging Corporation (the “Company”), a Delaware corporation, we are providing the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 7, 2016, with respect to the Company’s Registration Statement on Form 10 (File No. 001-37860) (the “Registration Statement”).

Amanda Ravitz

October 11, 2016

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter and six copies of Amendment No. 1, marked to indicate changes from the version of the Registration Statement filed on August 11, 2016.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 1.

Form 10

1.	File a materially complete document as your next amendment, including all required exhibits. In particular, complete the missing information from the significant number of blanks.

In response to the Staff’s comment, the Company acknowledges that the Staff will require adequate time to review the required exhibits and the Company’s related disclosures. The Company respectfully advises the Staff that it has included the missing information in Amendment No. 1 to the extent known at this time and that additional information not provided in Amendment No. 1 will be provided in a subsequent amendment as soon as they become known to the Company.

Exhibit 99.1

Varex Imaging Corporation, page 8

2.	Please revise the opening paragraphs of this section, where appropriate, to disclose Varex’s earnings for the most recently completed fiscal year and the applicable stub period.

In response to the Staff’s comment, the Information Statement has been revised on pages 9 and 60.

Information Statement Summary, page 8

3.	In an appropriate location in your summary, please clarify how the amount of the cash consideration and the amount of the borrowing capacity under the credit facility will be determined.

In response to the Staff’s comment, the Information Statement has been revised on pages 16-17.

Amanda Ravitz

October 11, 2016

Reasons for the Separation, page 14

4.	Disclose why the Varian Medical board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously.

In response to the Staff’s comment, the Information Statement has been revised on pages 14, 16, 121 and 123.

Overview, page 58

5.	In an appropriate location in your information statement, please disclose the new products that you are currently introducing to the market that are referred to in the first full paragraph on page 59.

The Company respectfully advises the Staff that the “new products” to which the Information Statement referred are still in development, have not yet been introduced and therefore are competitively sensitive. The Information Statement has been revised on pages 9 and 60 to remove references to new products.

Intellectual Property, page 70

6.	Clarify if the patents and patent applications described in this section with be transferred to Varex and disclose the duration of the material patents that you will hold. Also, disclose how licenses could be terminated and the portion of your business affected by those licenses and the portion of your business represented by the royalty-bearing licenses that you will hold.

In response to the Staff’s comment, the Information Statement has been revised on page 72.

Environmental Matters, page 70

7.	Clarify the percentage of the liabilities related to the CERCLA sites that you will be obligated to reimburse Varian. If known, please quantify your potential liability.

In response to the Staff’s comment, the Information Statement has been revised on page 72.

Agreements with Varian, page 102

8.	File the supply/distribution agreements and the co-marketing/licensing agreement described in this section as exhibits to your registration statement.

The Company respectfully advises the Staff that a supply/distribution agreement has not yet been finalized. If such agreement is entered into and determined to be material to the Company such that it would be required to be included as an exhibit pursuant to Item 6.01 of Regulation S-K, it will be provided as an exhibit in a subsequent amendment to the Registration Statement.

Amanda Ravitz

October 11, 2016

The Company has not yet determined if a co-marketing/licensing agreement will be needed given the contents of the intellectual property matters agreement that the Company and Varian expect to enter into and which will be filed as an exhibit to the Registration Statement once it is finalized. The Information Statement has been revised to delete references to the co-marketing/licensing agreement.

Trading Between the Record Date and Distribution Date, page 114

9.	Disclose what happens to “ex-distribution” and “when-issued” trades if you determine not to proceed with the distribution.

In response to the Staff’s comment, the Information Statement has been revised on page 125.

Material U.S. Federal Income Tax Consequences, page 116

10.	Please revise your disclosure to indicate, if true, that you do not intend to seek a ruling as to the tax consequences of the spin-off because the IRS no longer provides such rulings for spin-off transactions.

The Company respectfully advises the Staff that, while in certain circumstances the IRS may provide a ruling with respect to a spin-off transaction, the Information Statement discloses that Varian has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of the distribution and certain related transactions for U.S. federal income tax purposes.

Description of Material Indebtedness, page 120

11.	Please file the credit agreement described in this section as an exhibit to your registration statement.

The Company respectfully advises the Staff that the credit agreement described in the Description of Material Indebtedness has not yet been finalized. When such agreement is finalized and entered into, it will be provided as an exhibit to a subsequent amendment to the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

12.	Please revise to provide an audit report stating that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and not the auditing standards of the PCAOB as currently indicated. Refer to AS 1.

Amanda Ravitz

October 11, 2016

In response to the Staff’s comment, the Information Statement has been revised on page F-2.

*    *    *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Ronald C. Chen

Ronald C. Chen

cc:	John W. Kuo, Senior Vice President, General Counsel and Corporate Secretary, Varian Medical Systems, Inc.

Kimberley E. Honeysett, Vice President and Associate General Counsel, Chief Counsel,

Corporate Services, Varian Medical Systems, Inc.

David C. Karp, Wachtell, Lipton, Rosen & Katz